                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549


                               Form 11-K

       [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1999

                                OR

       [   ]   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
               THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from            to

                      Commission file number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:


                          WESBANCO, INC. KSOP


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                WesBanco, Inc.
                                 1 Bank Plaza
                              Wheeling, WV  26003

                      AUDITED FINANCIAL STATEMENTS

                      AND SUPPLEMENTAL INFORMATION

                         WESBANCO, INC. KSOP

                 Years ended December 31, 1999 and 1998
                  with Report of Independent Auditors

                         WesBanco, Inc. KSOP

                    Audited Financial Statements

                Years ended December 31, 1999 and 1998




                              Contents
                              --------



Report of Independent Auditors                                   4


Audited Financial Statements
Statements of Net Assets Available for Benefits                  5
Statements of Changes in Net Assets Available for Benefits       6
Notes to Financial Statements                                    7-13
Schedule H, Line 4(i) - Schedule of Assets Held for Investment
  Purposes at End of Year                                        14
Schedule H, Line 4(j) - Schedule of Reportable Transactions      15

                       Report of Independent Auditors

Pension Committee
WesBanco, Inc.

We have audited the accompanying statements of net assets available for benefits of the WesBanco, Inc. KSOP (Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP

June 16, 2000

                            WesBanco, Inc. KSOP
               Statements of Net Assets Available for Benefits


                                                          December 31,
                                                   -------------------------
                                                      1999           1998

Assets

   Investments at fair value:
     Participant-directed investments              $ 5,931,203    $ 2,686,997

     Non participant-directed investments:
     Cash and short term investments                   383,305             96
     Allocated WesBanco stock                       11,906,026      5,105,822
     Unallocated WesBanco stock                        319,927            ---
     WesBanco stock                                  3,170,180        582,975
                                                   -----------    -----------
Total non participant-directed investments          15,779,438      5,688,893

Contributions receivable                               161,970        133,468
Accrued assets                                         141,207         36,345
                                                   -----------    -----------
Total Assets                                        22,013,818      8,545,703


Liabilities
Note payable to bank                                   350,000            ---
                                                   -----------    -----------
Net Assets available for benefits                  $21,663,818    $ 8,545,703
                                                   ===========    ===========


 The accompanying Notes to Financial Statements are an integral part of these financial statements.

                              WesBanco, Inc. KSOP
           Statements of Changes in Net Assets Available for Benefits



                                                          December 31,
                                                    -------------------------
                                                      1999          1998
                                                    -----------   -----------
Additions:
Contributions and contributions receivable:
  Employer                                          $ 1,131,918   $   875,978
  Employees                                           1,256,534       998,330
  Assets from merged plans                           15,655,705           ---
  Loan repayments                                         5,482           ---
                                                    -----------   -----------
                                                     18,049,639     1,874,308


Investment Income:
  Interest and dividends                              1,061,878       349,838

Net realized gains/(losses) and unrealized
  appreciation/(depreciation) in fair value
  of investments                                     (1,586,403)     (141,671)

Deductions:
   Distributions to partcipants                       4,362,804       682,548
   Payments of interest on note payable                  44,195         6,622
                                                    -----------   -----------
                                                      4,406,999       689,170


Net additions (deductions)                           13,118,115     1,393,305

Net Assets available for benefits
   at beginning of year                               8,545,703     7,152,398
                                                    -----------   -----------
Net Assets available for benefits
   at end of year                                   $21,663,818   $ 8,545,703
                                                    ===========   ===========

 The accompanying Notes to Financial Statements are an integral part of these financial statements.

                            WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 1 - Plan Description
-------------------------

The WesBanco, Inc. Employee Stock Ownership Plan (ESOP) was amended and restated effective as of January 1, 1996 by adding a qualified cash or deferral arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and renaming the Plan as the WesBanco, Inc. KSOP.

WesBanco, Inc. is a multi-bank holding company offering a full range of financial services, including trust and mortgage banking services, through offices located in West Virginia and Eastern Ohio. During 1999, the Plan covered substantially all employees of WesBanco, Inc. (the Company) who met the eligibility requirements. The Trustee of the Plan is WesBanco Bank, Inc.

On March 31, 1998, WesBanco, Inc. completed its business combination with Commercial BancShares, Incorporated. At December 31, 1998 substantially all employees were included in either the WesBanco, Inc. or Commercial BancShares' KSOP Plan. At December 31, 1998, the Trust Assets in Commercial's KSOP were $15.3 million. Both KSOP plans consist of 401(k) and non-contributory stock ownership (ESOP). Effective January 1, 1999, Commercial BancShares' KSOP was merged into WesBanco's KSOP.

The ESOP portion of the Plan, established on December 31, 1986, is a non-contributory, defined contribution Plan. ESOP contributions are made to participants who complete at least 1,000 hours of service during the plan year and who are actively employed on December 31. The ESOP has the ability to borrow money and use the proceeds of the loan to buy common stock of the Company. The ESOP holds common stock in a suspense account until principal payments are made on the loan. As loan payments are made, an amount of common stock is released from the suspense account and allocated to the accounts of the participants based on the participant's compensation.

The borrowing is collateralized by the unallocated shares of stock, and periodic payments are guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. Accordingly, the notes to the financial statements of the Plan for the years 1999 and 1998 present separately the assets and liabilities and changes therein pertaining to:
(a) the stock that has been allocated to the accounts of the employees (allocated) and (b) stock not yet allocated to the accounts of employees (unallocated). At December 31, 1999, the Plan holds 592,159 shares of WesBanco common stock, of which 579,854 shares are allocated to specific accounts and 12,305 shares are unallocated.

Contributions to the ESOP by the Company are made in an amount determined by the Board of Directors. For any year in which the loan is outstanding, the contribution may be no less than is needed to pay the principal and interest on the loan for that year. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation, but cannot exceed the lesser of $30,000 or 25% of such participant's compensation during the plan year.

                            WesBanco, Inc. KSOP
                      Notes to Financial Statements



Note 1 - Plan Description (continued)
-------------------------------------

Participant's interests in the ESOP are fully vested after five years of service. Generally, terminations of employment for reasons other than death, normal retirement or permanent disability prior to completion of five years of service results in forfeiture.

Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in lump sum or installments over a period that the participant selects, within certain plan restrictions.

Trustee fees may be paid by the Plan or Plan Sponsor (WesBanco, Inc.), at the discretion of the Plan Sponsor.

The Plan, which falls under the guidelines of Section 401(k), established on January 1, 1996, provides for salary deferral and matching employer contributions. The Plan is designed to enable eligible employees to invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator. Effective January 1, 1999, employer matching contributions may be paid to the Trust in cash or shares of employer stock as determined by its Board. An employee shall become a participant in the Plan on the employee's employment date effective on January 1, April 1, July 1 or October 1 following such employee's employment date, if the employee has reached the employee's twenty-first birthday.

Matching contributions to the 401(k) equal 50% of the first 2% of compensation deferred and 25% of the next 2% of compensation deferred. The amount of the contribution will not be greater than the amount permitted by federal law. Participant's interest are 100% vested in the employee deferral, employer matching, and rollover accounts.

Hardship distributions can be made from a participant's employee deferral account (401(k)) with approval by the Plan Administrator, if specific criteria is met.

The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of the Company.

                            WesBanco, Inc. KSOP
                      Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

The financial statements of the Plan are prepared on the accrual basis. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments
------------------------

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the date are valued at the average of the last reported bid and ask prices. The fair value of mutual fund shares is based on quoted redemption values.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification
----------------

Certain amounts in the financial statements for prior years have been reclassified to conform to the statement presentation for the current year. These reclassifications have no effect on Net Assets Available for Benefits.

Note 3 - Priorities Upon Termination of the Plan
------------------------------------------------

The Company reserves the right to terminate the Plan at any time. In the event the Plan is completely or partially terminated or the Company determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants' accounts will immediately become fully vested and nonforfeitable. The Trustee will be directed to either continue to hold the property in the participants' accounts in accordance with the provisions of the Plan until such accounts would become distributable under the provisions of the Plan, or distribute to such participants all property allocated to their accounts.

                            WesBanco, Inc. KSOP
                      Notes to Financial Statements

Note 4 - Transactions with Parties-In-Interest
----------------------------------------------

Legal, accounting and other administrative fees are paid at the discretion of the Sponsor by the Plan or Plan Sponsor. WesBanco, Inc. provides investment advisory services for the WesMark funds. The Plan is administered by the Plan Sponsor.

Note 5 - Note Payable
---------------------

During November 1995, the WesBanco ESOP Trust renegotiated its existing line of credit with an affiliated lender. Conditions of the loan agreement provide for a line of credit in the aggregate amount of $1,000,000 to facilitate purchases of WesBanco common stock in the open market. The loan bears interest at a rate equal to the lender's base rate and requires annual repayments of principal equal to 20% of the balance at January 1 of each year. The loan has a final maturity date of 5 years from the date of inception. The $1,000,000 revolving line of credit had a balance of $350,000 and $0 as of December 31, 1999 and 1998, respectively.

Note 6 - Income Tax Status
--------------------------

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 28, 1998, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7 - Investments
--------------------

As of December 31, 1998, the investments in the Brandywine Fund and Templeton Fund were pending transfer at the employees' discretion to other funds.

All investment information disclosed in the accompanying financial statements and schedules in total and by fund, including investments held at December 31, 1999 and 1998, and net appreciation / (depreciation) in fair value of investments, interest, dividends and investment, and management fees for the years ended December 31, 1999 and 1998, were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by the Trustee.

                            WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 7 - Investments (continued)
--------------------------------

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                      Fair Market Value
                                                       1999        1998
                                                   -----------  -----------
WesBanco common stock (592,159 and 192,691
   shares in 1999 and 1998, respectively)*         $15,396,133  $ 5,688,797
WesMark Growth Fund                                  1,512,083      784,332
Neuberger Guardian Fund                                    ---      639,707
Brandywine Fund                                            ---      661,680
Harbor Appreciation Fund                             1,388,572          ---


* Nonparticipant-directed



Nonparticipant-Directed Investments
-----------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                   December 31, 1999
                                         -------------------------------------
                                             Stock     Allocated   Unallocated
                                             Fund      ESOP Fund    ESOP Fund
                                         -------------------------------------
Investments at fair value:
  WesBanco common stock                  $ 3,170,180  $11,906,026   $  319,927
  Interest-bearing cash                          ---      383,305          ---
                                         -------------------------------------
Total investments                          3,170,180   12,289,331      319,927

Accrued income                                24,071      102,398        2,707
Contributions receivable                      92,378          ---          ---
Pending transfers                            (87,583)         ---          ---
                                         -------------------------------------
Total assets                               3,199,046   12,391,729      322,634


ESOP note payable                                ---          ---      350,000
                                         -------------------------------------
Net assets available for benefits        $ 3,199,046  $12,391,729   $  (27,366)
                                         =====================================

                            WesBanco, Inc. KSOP
                      Notes to Financial Statements

Note 7 - Investments (continued)
--------------------------------
Nonparticipant-Directed Investments (continued)
-----------------------------------------------


                                                   December 31, 1998
                                              ---------------------------
                                                Stock         Allocated
                                                Fund          ESOP Fund
                                              ---------------------------

Investments at fair value:
   WesBanco common stock                      $  582,975     $ 5,105,822
   Interest-bearing cash                              35              61
                                              ---------------------------
Total investments                                583,010       5,105,883


Accrued income                                       ---          36,345
Contributions receivable                          24,193             ---
Pending transfers                                 47,786             ---
                                              ---------------------------
Total assets                                  $  654,989     $ 5,142,228
                                              ===========================


                                       ---------------------------------------
                                           Stock     Allocated     Unallocated
                                           Fund      ESOP Fund     ESOP Fund
                                        --------------------------------------

Net assets available for benefits at
   January 1, 1999                      $   654,989    $ 5,142,228   $    ---
Additions:
   Interest and dividends                   114,340        432,681      14,181
Contributions:
   Employer                                 318,353        127,017     686,548
   Employee                                 312,453            ---         ---
   Assets from merged plans               3,534,602     10,358,895         ---
   Loan repayments                            1,504            ---         ---
Deductions:
   Distributions to participants or
    beneficiaries                        (1,074,549)    (1,489,768)        ---
   Net transfers                           (429,719)      (319,574)   (617,279)
ESOP activity:
   Interest expense                             ---            ---     (44,195)
Net realized and unrealized
   depreciation                            (232,927)    (1,859,750)    (66,621)
                                        --------------------------------------
Net assets available for benefits at
December 31, 1999                       $ 3,199,046    $12,391,729   $ (27,366)
                                        ======================================

                            WesBanco, Inc. KSOP
                      Notes to Financial Statements


Note 7 - Investments (continued)
Non-participant-Directed Investments (continued)
------------------------------------------------

                                        --------------------------------------
                                           Stock     Allocated     Unallocated
                                           Fund      ESOP Fund     ESOP Fund
                                        --------------------------------------

Net assets available for benefits at
   January 1, 1998                      $  363,064   $ 4,783,249    $   79,261
Additions:
   Interest and dividends                   15,614       137,620         1,880
Contributions:
   Employer                                 40,683           ---       622,824
   Employee                                176,716           ---           ---
Deductions:
   Distributions to participants or
     beneficiaries                         (32,755)     (378,858)          ---
   Net transfers                            84,508       694,420      (694,420)
ESOP activity:
   Interest expense                            ---           ---        (6,622)
Net realized and unrealized
   depreciation                              7,159       (94,203)       (2,923)
                                        --------------------------------------
Net assets available for benefits at
   December 31, 1998                    $  654,989   $ 5,142,228    $        0
                                        ======================================

                            WESBANCO, INC. KSOP
                            Schedule H, Line 4(i)
       Schedule of Assets Held for Investment Purposes at End of Year
                              December 31, 1999
                                EIN 55-0571723
                                   Plan #002



Units/Shares            Description                            Cost      Market Value
--------------------------------------------------------------------------------------
 310,649        Federated Prime Obligations Fund (K Plan)  $   310,649    $   310,649
 383,305        Federated Prime Obligations Fund (ESOP)        383,305        383,305
  43,690        WesMark Fixed Income Fund*                     431,244        407,187
  97,743        WesMark Growth Fund*                         1,240,829      1,512,083
  37,179        Neuberger & Berman Guardian Fund               878,200        687,814
  45,792        Neuberger & Berman Genesis Fund                600,411        684,142
  13,376        Harbor International Fund                      260,076        292,391
  18,310        Wesmark Balanced Fund*                         187,631        197,202
  27,415        Harbor Appreciation Fund                     1,019,538      1,388,572
  14,118        Federated Max-Cap Fund                         345,315        423,129
 592,159        WesBanco common stock*                       7,780,922     15,396,133
     ---        Loan Account                                    28,034         28,034
                                                           --------------------------
                                                           $13,466,154    $21,710,641
                                                           ==========================

*  Party-in-Interest

                           WESBANCO, INC. KSOP
          Schedule H, Line 4(j) - Schedule of Reportable Transactions
                            December 31, 1999
                             EIN 55-0571723
                               Plan #002

                                       Purchase    Selling      Cost of    Expenses  Current Value  Net
Broker       Description of Asset      Price       Price         Asset     Incurred    of Asset     Gain
------       --------------------      --------    -------      -------    --------  -------------  ----
Category I   None

Category II  None

Category III
             WesBanco Incorporated
              Common* (26 purchases)   $1,952,450               $1,952,450           $1,952,450           ---
             WesBanco Incorporated
              Common* (23 sales)                   $2,474,332   $1,638,887                  ---      $835,445
             Prime Obligations
              Fund* (30 purchases)     $1,775,498               $1,775,498           $1,775,498           ---
             Prime Obligations
              Fund* (12 sales)                     $1,392,193   $1,392,193                  ---           ---

Category IV  None

             * Nonparticipant-directed


                                 SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                  WESBANCO, INC. KSOP
                                                  -------------------
                                                     (Name of Plan)
                                                     --------------




                                                  /s/ Paul M. Limbert
June 28, 2000                                     ------------------------
--------------                                    Executive Vice President
                                                  and Chief Financial Officer